 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	333-207001
CUSIP NUMBER:	92550T107

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Vet Online Supply, Inc.
Full Name of Registrant

Former Name if Applicable

1041 Market St. – PMB 389
Address of Principal Executive Office (Street and Number)

San Diego, CA 92101
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended June 30, 2017 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The financial statements will not be finalized in time for the independent auditor to complete their review in order to meet the filing deadline of August 14, 2017.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edward Aruda	442	222-4425
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the six month period ended June 30, 2017 the Company has experienced a substantive increase in operational costs as we expanded our board of directors, retained several consultants to help implement expansion of our business model into new focus areas and completed several equity based financing transactions.

Period over period net revenue is expected to increase slightly from $352 (2016) to approximately $1,312 (2017).  Operating expenses are expected to reflect substantive increases from $22,537 in the six months ended June 30, 2016 to approximately $629,000 in the current six month period, consisting of approximately $223,000 in share based compensation with respect to shares issued to directors and consultants, and approximately $210,000 in fees paid to various consultants.  During the most recent six months ended June 30, 2017 the Company has also incurred various costs relative to shareholder communications and investor relations services, including share based compensation,  in the approximate amount of $111,000 with no comparative fees in the prior six month period. General & administrative and management fees also experienced a substantive increase period over period from $2,212 (2016) to approximately $60,000 in fiscal 2017.  Professional and audit fees period over period remained consistent at $21,935 in the six months ended June 30, 2016 and $approximatley 20,000 in the six months ended June 30, 2017.  During the most recent six month period ended June 30, 2017 the Company recorded other expenses including  interest expense of approximately $52,000 as compared to only $193 in the prior six month period.  Derivative expenses including day one loss totaled $216,200 in the current six months compared to Nil in the six months ended June 30, 2016 as a result of the entry into various debt financing agreements with convertible notes for total net proceeds of $294,750. Finally the current six months reflects a gain from debt extinguishment of $50,000 with no comparative entry in the prior six month period as a result of the forgiveness of a certain convertible note payable entered into in a prior period.

The Company expects to record a net loss of approximately $846,000 in the six months ended June 30, 2017 as compared to $22,378 in the prior comparative six months ended June 30, 2016.

Vet Online Supply, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By:	/s/ Edward Aruda
		Name:	Edward Aruda
		Title:	President, Chief Executive Officer,

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).